SELECT ASSET FUND, SERIES 2, INC.

                        Statement of Assets and Liabilities

                                   June 30, 1998

                                    (Unaudited)

                    Assets
Investments, at value (@ cost $160,849,908)                 $     338,131,381
Dividends receivable                                                  265,059
Income receivable                                                      12,718
Prepaid expenses                                                        9,479
Receivable for securities sold - unsettled trades                     264,860

   Total Assets                                                   338,683,497


                  Liabilities
Cash                                                                    1,155
Accrued expenses                                                       85,428
Notes payable                                                         111,400
Accrued interest expense                                                2,637
Payable for securities purchased - unsettled trades                   888,905

   Total Liabilities                                                1,089,525

   Net Assets                                               $     337,593,972


Net assets are represented by:
Common stock at par value, $.01 per share, 199,992,400 shares
     authorized, 71,071,001.64 shares issued and outstanding          710,710
Additional paid-in capital                                        159,601,789
Net unrealized appreciation of investments                        177,281,473

   Net Assets                                               $     337,593,972

   Net asset value per common shares outstanding            $            4.75


See accompanying notes to the financial statements.


                         SELECT ASSET FUND, SERIES 2, INC.

                             Statement of Operations

                 For the period from January 1, 1998 to June 30, 1998

                                    (Unaudited)



Investment income:
       Dividend income                                      $       4,006,913
       Interest income                                                178,647

         Total investment income                                    4,185,560

Expenses:
   Administration fees (Note 2)                                        51,813
   Investment management fee (Note 2)                                  14,735
   Rating agencies fees                                                 9,833
   Independent auditors                                                20,340
   Legal fees                                                           1,488
   Insurance                                                            4,462
   Directors fees and expenses                                          3,570
   Interest expense                                                     4,817
   Other expenses                                                         625

        Total expenses                                                111,683

        Net investment income                                       4,073,877

Net realized and unrealized gains on investments:
   Net realized gain on investments:
        Proceeds from sales                 $   639,008,372
        Cost of securities sold                (285,228,831)
                                                                  353,779,541
   Unrealized appreciation of investments:
        Beginning of period                     405,331,835
        End of period                           177,281,472
   Increase in net unrealized appreciation of investments        (228,050,363)

        Net increase in net assets resulting
           from operations                                  $     129,803,055


See accompanying notes to the financial statements.



                         SELECT ASSET FUND, SERIES 2, INC.

                        Statement of Changes in Net Assets

                For the period from January 1, 1998 to June 30, 1998

                     and for the year ended December 31, 1997

                                     (Unaudited)

                                               For the six
                                              months ended        For the
                                              June 30, 1998     year ended
                                               (UNAUDITED)   December 31, 1997
From operations:
   Net investment income                    $     4,073,877        15,610,280
   Net realized gain on investments             353,779,541       138,593,661
   Net change in unrealized appreciation
        on investments                         (228,050,363)      114,877,968

Increase in net assets resulting from
        operations                              129,803,055       269,081,909

Dividends from net investment income:
   Auction market preferred stock                         0       (13,419,520)
   Common stock                                  (4,073,877)       (2,190,760)
                                                 (4,073,877)      (15,610,280)

Distributions from net realized gains:
   Common stock                                (353,779,541)     (138,719,277)

Decrease in net assets resulting from
   distibutions to stockholders                (357,853,418)     (154,329,557)

Increase (decrease) from capital transactions:
   Issuance of auction market preferred stock             0        50,000,000
   Capital contribution from common
      stockholder                               139,040,278       364,000,000
   Redemption of auction market preferred
      stock                                               0      (360,000,000)
   Distribution of capital to common
      stockholder                              (251,436,587)     (285,896,935)
                                               (112,396,309)     (231,896,935)
Total increase (decrease) in net assets        (340,446,672)     (117,144,583)

Net assets:
   Beginning of period                          678,040,644       795,185,226

   End of period                            $   337,593,972       678,040,643



See accompanying notes to the financial statements.

               SELECT ASSET FUND, SERIES 2, INC.

               Notes to the Financial Statements

                         June 30, 1998

                          (UNAUDITED)


1.   Organization and Significant Accounting Policies

The Select Asset Fund, Series 2 Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended.
The Fund commenced investment operations on April 28, 1993.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common
stockholder are declared and paid at least annually.   Net
capital gains, if any, are generally distributed annually.

The character of income and gains to be distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, are considered a return of capital.

1.   Organization and Significant Accounting Policies
     (continued)

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2.   Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the period ended June 30, 1998 and the year ended December
31, 1997, dividend and capital gain distributions to the common stockholder were $357,853,418 and $140,910,037 respectively.

During the six months ended June 30, 1998 and the year ended
December 31, 1997, return of capital distributions to the common stockholder amounted to approximately $251,400,000 and approximately $285,900,000, respectively.

During the six months ended June 30, 1998 and the year ended
December 31, 1997, the common stockholder made a capital contribution to the Fund in the amount of $139,040,278 and $364,000,000, respectively.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis and generally paid on a quarterly basis.

3.   Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the six months ended June 30, 1998 were $30,017,447 and $622,404,661, respectively.

As of June 30, 1998, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $181,696,226 and $4,414,753, respectively.

4.   Auction Market Preferred Stock ("AMPS")

In February 1997 the Fund issued $50 million of AMPS.

During 1997, the Fund redeemed 1000 shares of Series A, 1000 shares of Series B, 600 shares of Series C, 500 shares of Series D and 500 shares of Series E AMPS.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through Dutch Auction. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under
mandatory redemption of the   AMPS is $100,000 per share plus
accumulated and unpaid dividends.

5.   Notes Payable

As of June 30, 1998, the Fund had $111,400 of principal notes outstanding to investors. The notes due on April 28, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of June 30, 1998, the Fund was paying interest at 8.54% per annum.

6.   Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.





                         SELECT ASSET FUND, SERIES 2, INC.

                                Financial Highlights

                                For the six
                                months ended      Year ended December 31,
                                June 30, 1998  1997    1996    1995    1994

For a share of common stock outstanding
     throughout the period:
 Net asset value,
     beginning of period               9.54    6.83   14.41   10.97   11.42
 Net investment income                 0.06    0.21    0.20    0.52    0.46
 Net realized and unrealized gains
    (losses) on investments            1.77    3.57    1.77    6.00   (0.24)
      Total from investment
           operations                  1.83    3.78    1.97    6.52    0.22
Capital contribution                   1.96    5.12    0.00    0.00    0.00
Less distributions from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders               0.00   (0.19)  (0.14)  (0.45)  (0.23)
 Dividends paid to common
    shareholders                      (0.06)  (0.03)  (0.06)  (0.05)  (0.38)
Less distributions from net net realized gains:
 Common stock equivalent of dividend   0.00    0.00    0.00    0.00   (0.03)
    paid to AMPS holders
 Dividends paid to common
    shareholders                      (4.98)  (1.95)  (1.80)  (0.54)  (0.03)
Less distributions from paid-in capital:
 Return of capital to common
    stockholders                      (3.54)  (4.02)  (7.55)  (2.04)   0.00
      Total distributions             (8.58)  (6.19)  (9.55)  (3.08)  (0.67)
Net asset value, end of period         4.75   $9.54   $6.83  $14.41  $10.97
Total investment return               19.14%  33.84%  13.67%  59.43%   1.93%(1)
Ratios/supplemental data:
 Net assets at end of period (000s)  $337594 $678041 $795185 $936359 $886412
 Average net assets (000s)           $511446 $926937 $860368 $901872 $846485
Ratio of expenses to average net assets
     applicable to common stock (3)    0.02%   0.14%   0.23%   0.13%   0.15%(2)
Ratio of net investment income to
 average net assets applicable to
 common stockholder                    0.80%   1.68%   1.64%   2.64%   2.45%(2)
Portfolio turnover                     5.87%   5.37%  17.51%  16.27%   3.52%
Average commissions paid on equity
     securities transactions (4)     0.0025 $0.0497 $0.0200    0.00    0.00
Asset coverage per AMPS share
 end of period                            0       0 $256511       0 $221603
AMPS shares outstanding                   0       0   3,100       0   4,000
Asset coverage for notes payable,
 end of period                       303047% 598019% 674557% 794298% 751934%
Notes payable, end of period         $111400 $113400 $117900 $117900 $117900

 (1)Total investment return for the period; not annualized.
 (2)Annualized.
 (3)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments to AMPS holders.
 (4)For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its aveage commission rate per share for trades on which commissions are charged.

See accompanying notes to financial statements.


                                    SELECT ASSET FUND, SERIES 2, INC.

                                        Portfolio of Investments

                                             June 30, 1998

                                               (Unaudited)
    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        1.32%

                   BUILDING MATERIALS

       2,900  GEORGIA PACIFIC CORP                            170,918.75
      33,200  HOME DEPOT                                    2,757,675.00

         700  MASCO CORP                                       42,350.00
       7,900  OWENS CORNING                                   322,418.75

                   PAINT AND FLAT GLASS

         800  PPG INDUS INC                                    55,650.00
      20,000  SHERWIN WILLIAMS CO                             662,500.00


                   MISCELLANEOUS
       1,400  FLUOR CORP                                       71,400.00

       8,800  FOSTER WHEELER CORP                             188,650.00
       5,800  KAUFMAN & BROAD HOME CORP                       184,150.00


                   TOTAL BUILDING AND CONSTRUCTION         $4,455,712.50

   CHEMICALS AND DRUGS                              9.34%


                   CHEMICALS
       1,800  AIR PRODS & CHEMS INC                            72,000.00

       4,800  AMGEN INC                                       313,800.00
      31,600  BOSTON SCIENTIFIC CORP                        2,263,350.00
       6,900  DOW CHEMICAL CO                                 667,143.75

       4,300  DUPONT DENEMOURS & CO                           320,887.50
         500  EASTMAN CHEMICAL CO                              31,125.00
      15,225  ENGLEHARD CORP                                  308,306.25

       4,100  FMC CORP-NEW                                    279,568.75
      22,300  HERCULES INC                                    917,087.50
      30,700  MONSANTO CO                                   1,715,362.50

      13,100  MORTON INTERNATIONAL INC                        327,500.00
       8,700  NALCO CHEM CO                                   305,587.50
      23,100  PRAXIAIR INC                                  1,081,368.75

      10,000  SIGMA-ALDRICH CORP                              351,250.00
      16,800  UNION CARBIDE CORP                              896,700.00
       7,300  WR GRACE & CO NEW                               124,556.25


                   DRUGS
       4,400  ABBOT LABS                                      179,850.00

      22,400  AMERICAN HOME PRODUCTS                        1,159,200.00
      21,200  BRISTOL MYERS SQUIBB CO                       2,436,675.00
       9,700  JOHNSON & JOHNSON                               715,375.00

      20,400  LILLY ELI & CO                                1,347,675.00
      29,400  MERCK & CO., INC                              3,932,250.00
      38,700  PFIZER INC                                    4,206,206.25

      44,590  PHARMACIA & UPJOHN INC                        2,056,713.75
       1,200  SCHERING PLOUGH                                 109,950.00
      15,800  WALGREEN CO                                     652,737.50



                   COSMETICS

       1,300  ALBERTO CULVER CO CL B                           37,700.00
       2,600  AVON PRODUCTS INC                               201,500.00

                   HEALTH PRODUCTS/CARE

      12,300  BARD CR INC                                     468,168.75
       5,200  BAXTER INTL INC.                                279,825.00

      16,400  BECTON DICKINSON & CO                         1,273,050.00
      24,505  COLUMBIA/HCA HEALTHCARE                         713,708.13
      10,600  GUIDANT CORP                                    755,912.50

      11,500  TENET HEALTHCARE CORP                           359,375.00
      11,700  U S SURGICAL                                    533,812.50
       3,000  UTD HEALTHCARE CORP                             190,500.00


                         TOTAL CHEMICALS AND DRUGS        $31,585,778.13


   CONSUMER PRODUCTS                               11.95%

                   CONFECTIONS AND BEVERAGES

      15,600  ANHEUSER-BUSCH COS                              736,125.00
      10,000  BROWN FORMAN INC CL B                           642,500.00
      13,200  COCA COLA CO                                  1,128,600.00

       6,900  PEPSICO INC                                     284,193.75

                   CONTAINERS

      18,300  AVERY DENNISON CORP                             983,625.00
       6,200  BALL CORP                                       249,162.50
      21,900  CROWN CORK & SEAL INC                         1,040,250.00

       2,100  OWENS - ILLINOIS INC                             93,975.00
       6,875  SEALED AIR CORP                                 252,648.90
      21,900  STONE CONTAINER                                 342,187.50

       9,700  TEMPLE INLAND INC                               522,587.50

                   PACKAGED FOOD

      35,800  BESTFOODS                                     2,078,637.50
       2,200  CAMPBELL SOUP CO                                116,875.00
       2,000  CONAGRA                                          63,375.00

       5,200  COORS ADOLPH CO CL B                            176,800.00
         700  GENERAL MILLS INC                                47,862.50
       2,050  HEINZ H J CO                                    115,056.25

      15,000  HERSHEY FOODS CORP                            1,035,000.00
       1,200  KELLOGG CO                                       45,075.00
       7,200  PIONEER HI BRED INTL INC                        297,900.00

         800  QUAKER OATS CO                                   43,950.00
      17,000  RALSTON-PURINA GROUP                          1,985,812.50
       6,400  SARA LEE CORP                                   358,000.00

      38,400  SYSCO CORP                                      984,000.00

                   PAPER

      12,600  AMERICAN GREETINGS CL A                         641,812.50
       9,800  BEMIS CO                                        400,575.00
      10,700  BOISE CASCADE CORP                              350,425.00

      12,500  FORT JAMES CORPORATION                          556,250.00
       5,836  INTERNATIONAL PAPER CO                          250,948.00
       5,968  KIMBERLY CLARK CORP                             273,782.00

       4,400  POTLATCH CORP                                   184,800.00
      15,900  UNION CAMP CORP                                 789,037.50
      42,400  WILLIAMETTE INDUSTRIAL                        1,356,800.00




                   PRINTING AND PUBLISHING

       7,700  JOSTENS INC                                     185,762.50
         800  MCGRAW-HILL COMPANIES INC                        65,250.00
      23,100  TIME WARNER INC                               1,973,606.25

      14,650  WESTVACO CORP                                   413,862.50

                   RECREATIONAL EQUIPMENT

      11,300  BRUNSWICK CORP                                  279,675.00
      29,800  HARRAH'S ENTERTAINMENT                          692,850.00
      24,500  HASBRO INC                                      963,156.25

      31,581  MATTEL INC                                    1,336,271.06

                   SOAPS

      17,800  CLOROX CO                                     1,697,675.00

                   OTHER CONSUMER PRODUCTS

       1,500  COLGATE PALMOLIVE CO                            132,000.00
      26,600  FORTUNE BRANDS INC                            1,022,437.50
      38,300  GILLETTE CO                                   2,171,131.25

       9,200  PROCTER & GAMBLE CO                             837,775.00
      43,400  RUBBERMAID INC                                1,440,337.50
       2,200  SPRINGS INDUS INC                               101,475.00

       1,800  TUPPERWARE CORPORATION                           50,625.00
      15,300  UST INC                                         413,100.00

                   PHOTOGRAPHY

         700  EASTMAN KODAK CO                                 51,143.75
       7,700  POLAROID CORP                                   273,831.25


                   HOUSEHOLD FURN/APPLIANCES
       5,800  ARMSTRONG WORLD IND                             390,775.00

      11,000  MAYTAG CO                                       543,125.00

                   RETAIL

      72,800  FEDERATED DEPT STORES NEW                     3,917,550.00

                   APPAREL

       2,600  NIKE INC CL B                                   126,587.50
      19,700  V F CORP                                      1,013,318.75
      34,900  VENATOR GROUP INC                               667,462.50


                   BROADCASTING
       4,553  DISNEY WALT CO                                  478,349.56

      10,100  KING WORLD INC                                  257,550.00

                   MISCELLANEOUS

      23,900  PALL CORP                                       489,950.00

                           TOTAL CONSUMER PRODUCTS        $40,415,262.02


   DURABLE GOODS                                   30.44%

                   AEROSPACE-AIRCRAFT

      11,444  BOEING CO                                       509,973.25
      18,600  GENERAL DYNAMICS CORP                           864,900.00

       7,861  LOCKHEED MARTIN CORP                            832,283.38
      10,700  NORTHROP GRUMMAN CORP                         1,103,437.50
         100  TEXTRON INC                                       7,168.75

         700  UNITED TECHNOLOGIES CORP                         64,750.00


                   AGRICULTURAL MACHINERY

       1,100  CATERPILLAR INC                                  58,162.50
       2,400  DEERE & CO                                      126,900.00

                   AUTOMOBILE AND PARTS

       9,000  AUTOZONE INC                                    287,437.50
       4,600  CUMMINS ENGINE INC                              235,750.00

      13,700  DANA CORP                                       732,950.00
      53,800  FORD MTR CO                                   3,174,200.00
       4,600  GENERAL MTRS CORP                               307,337.50

       6,850  GENUINE PARTS CO                                236,753.13
       5,900  TENNECO INC (NEW)                               224,568.75
         200  TRW INC                                          10,925.00


                   ELECTRICAL
       1,500  EMERSON ELEC CO                                  90,468.75

       2,000  HONEYWELL INC                                   167,125.00
      14,200  RAYCHEM CORP                                    419,787.50

                   ELECTRONICS

      13,400  ADVANCED MICRO-DEVICES                          228,637.50
      36,200  APPLIED MATLS INC                             1,067,900.00

       7,150  CISCO SYS INC                                   658,246.88
      75,600  GENERAL ELECTRIC CO                           6,879,600.00
      28,200  GENERAL INSTRUMENT CORP                         766,687.50

       3,200  GENERAL SIGNAL CORP                             115,200.00
       6,200  HEWLETT PACKARD CO                              371,225.00
         500  KLA-TENCOR CORPORATION                           13,843.75

      51,300  LSI LOGIC CORP                                1,183,106.25
      35,900  MICRON TECH                                     890,768.75
      13,200  NATIONAL SEMICONDUCTOR                          174,075.00

         900  NATIONAL SVC INDS                                45,787.50
     140,275  ORACLE CORPORATION                            3,445,504.69
       6,500  PERKIN ELMER CORP                               404,218.75

           1  RAYTHEON CO CL A                                     47.54
       3,900  SEAGATE TECHNOLOGY INC                           92,868.75
       3,950  TEKTRONIX INC                                   139,731.25

      33,600  TEXAS INSTRUMENTS                             1,959,300.00
       6,500  THOMAS & BETTS CORP                             320,125.00

                   INDUSTRIAL MACHINERY

       3,400  BRIGGS & STRATTON CORP                          127,287.50
      23,600  CASE CORPORATION                              1,138,700.00

       6,600  CINCINNATI MILACRON INC                         160,462.50
         900  COOPER INDUS INC                                 49,443.75
      32,700  DOVER CORP                                    1,119,975.00

       1,400  HARNISCHFEGER INDUS INC                          39,637.50
       3,950  INGERSOLL RAND CO                               174,046.88
       1,200  NACCO INDUS INC CL A                            155,100.00

       3,300  ROCKWELL INTL CORP W/I                          158,606.25

                   OFFICE EQUIPMENT AND SUPPLIES

       5,900  IKON OFFICE SOLUTIONS                            85,918.75
       4,400  XEROX CORP.                                     447,150.00

                   RUBBER

       9,400  GOODRICH B F CO                                 466,475.00
       1,600  GOODYEAR TIRE & RUBBER                          103,100.00




                   OTHER DURABLE GOODS

      12,400  CORNING INCORPORATED                            430,900.00
       4,700  CRANE CO                                        228,243.75
      34,000  ILLINOIS TOOL WORKS                           2,267,375.00

       1,000  MILLIPORE CORP                                   27,250.00
       5,300  MINNESOTA MNG & MFR                             435,593.75

                   COMPUTERS AND SOFTWARE

      72,800  BAY NETWORKS INC                              2,347,800.00
      15,000  CERIDIAN CORP                                   881,250.00

      26,626  COMPAQ COMPUTER CORP                            755,498.56
      71,137  COMPUTER ASSOC INTL INC                       3,952,549.56
       2,600  DATA GENL CORP                                   38,837.50

      66,300  DELL COMPUTER CORP                            6,153,468.75
      26,500  GATEWAY 2000                                  1,341,562.50
      12,700  HBO AND CO                                      447,675.00

     236,900  MICROSOFT CORP                               25,674,037.50
       3,200  NOVELL INC                                       40,800.00
       2,500  PARAMETRIC TECNOLOGY                             67,812.50

      25,200  SILICON GRAPHICS                                305,550.00
      33,900  SUN MICROSYSTEMS                              1,472,531.25
       8,400  UNISYS CORP                                     237,300.00


                   HOUSEHOLD FURN/APPLIANCES
      11,100  WHIRLPOOL CORP                                  763,125.00


                   TELECOMMUNICATIONS
      77,000  AIRTOUCH COMMUNICATIONS                       4,499,687.50

         662  ANDREW CORP                                      11,957.38
      17,100  ASCEND COMMUNICATIONS                           847,518.75
       3,100  CLEAR CHANNEL COMMUNICATI                       338,287.50

      16,000  DSC COMMUNICATIONS                              480,000.00
      50,988  LUCENT TECHNOLOGIES INC                       4,241,564.25
      13,200  MEDIAONE GROUP INC (NEW)                        579,975.00

     180,390  WORLDCOM INC                                  8,737,640.63

                   MISCELLANEOUS

       4,600  ALLIED-SIGNAL INC                               204,125.00
       5,400  BLACK & DECKER CORP                             329,400.00
       5,900  ITT INDUSTRIES INC                              220,512.50

      10,200  JOHNSON CTLS INC                                582,037.50
       9,775  PARKER HANNIFIN CORP                            372,671.88
       9,550  SNAP ON TOOLS CORP                              346,187.50

      24,500  THERMO ELECTRON CORP                            837,593.75

                               TOTAL DURABLE GOODS       $102,935,975.51


   FINANCIAL                                       14.99%

                   BANKS

       9,425  BANC ONE CORP                                   526,032.81
       8,800  BANK NEW YORK INC                               534,050.00

       5,800  BANKAMERICA CORP                                501,337.50
       1,100  BB&T CORP                                        74,387.50
       2,924  CHASE MANHATTAN CORP NEW                        220,762.00

       4,500  CITICORP                                        671,625.00
      80,325  FIFTH THIRD BANCORP COM                       5,060,475.00
      32,933  FIRST UNION CORP                              1,918,328.61

       5,283  FLEET FINANCIAL GROUP INC                       441,130.50


       1,000  KEYCORP NEW                                      35,625.00
       6,030  MBNA CORP                                       198,990.00

       6,500  MELLON BANK CORP                                452,562.50
      26,000  MERCANTILE BANCORP INC                        1,309,750.00
      16,500  NATIONAL CITY CORP                            1,171,500.00

      33,822  NATIONSBANK CORP                              2,587,402.13
      21,000  NORTHERN TRUST CO                             1,601,250.00
      13,400  NORWEST CORP                                    500,825.00

       7,200  PNC FINANCIAL                                   387,450.00
      26,800  SUMMIT BANCORP                                1,273,000.00
       5,100  SUNTRUST BANKS INC                              414,693.75

     115,282  U.S. BANCORP                                  4,957,126.00
       2,400  WACHOVIA CORP                                   202,800.00
         500  WELLS FARGO & CO                                184,500.00


                   FINANCE COMPANIES
         700  AMERICAN EXPRESS CO                              79,800.00

      18,440  ASSOCIATES 1ST CAPITAL A                      1,417,575.00
       7,100  BENEFICIAL CORP                               1,087,631.25
      50,800  GREEN TREE FINANCIAL                          2,174,875.00

       9,000  HOUSEHOLD INTL CORP                             447,750.00

                   HOLDING COMPANY

       2,700  EASTERN ENTERPRISES                             115,762.50
      40,470  MS, DW, DISCOVER & CO                         3,697,946.25

                   FIRE AND CASUALTY INSURANCE

         700  CHUBB CORP                                       56,262.50
         200  SAFECO CORP                                       9,087.50


                   INSURANCE
      15,300  AETNA INC                                     1,164,712.50

      17,625  AMERICAN INTL GROUP                           2,573,250.00
      28,600  AON CORP                                      2,009,150.00
       1,200  CIGNA CORP                                       82,800.00

      15,300  CINCINNATI FINANCIAL CORP                       587,137.50
      18,900  CONSECO INC                                     883,575.00
         500  HARTFORD FINANCIAL SVCS                          57,187.50

      10,600  MBIA INC                                        793,675.00
       2,370  ST PAUL COS INC                                  99,688.13
      13,291  TRAVELERS GROUP INC                             805,766.88

       3,500  UNUM CORP.                                      194,250.00

                   LIFE INSURANCE

       8,487  AMERICAN GENERAL CORP                           604,168.31
      18,000  JEFFERSON PILOT CORP                          1,042,875.00
       4,500  LINCOLN NATL CORP IND                           411,187.50


                   REAL ESTATE
         300  FEDERAL NATL MTGE ASSN                           18,225.00


                   SAVINGS & LOANS
       5,600  GOLDEN WEST FINL CORP                           595,350.00


                   BROKERAGE
      10,000  BEAR STEARNS COS INC                            568,750.00

      32,400  FRANKLIN RESOURCES                            1,749,600.00
      22,500  LEHMAN BROS HLDGS INC                         1,745,156.25
       2,400  MERRILL LYNCH & CO                              221,400.00



                   MISCELLANEOUS

       3,955  WASHINGTON MUTUAL                               171,795.31

                                   TOTAL FINANCIAL        $50,691,993.18


   METALS AND MINING                                1.33%

                   ALUMINUM

       1,200  ALUMINUM CO AMER                                 79,125.00
      10,100  REYNOLDS METALS CO                              564,968.75


                   MINING
      46,600  HOMESTAKE MNG CO                                483,475.00

       1,800  PLACER DOME INC                                  21,150.00

                   STEEL

      21,367  ALLEGHENY TELEDYNE                              488,770.13
      23,600  ARMCO, INC.                                     150,450.00
       7,800  BETHLEHEM STEEL CORP                             97,012.50

      23,400  NUCOR CORP                                    1,076,400.00
       6,300  TIMKEN CO                                       194,118.75
       2,000  USX-US STEEL GROUP                               66,000.00

       2,300  WORTHINGTON INDS INC                             34,643.75

                   OTHER METALS

       7,900  ASARCO INC                                      175,775.00
      17,787  NEWMONT MNG CORP                                420,217.88
       8,900  PHELPS DODGE CORP                               508,968.75


                   MINERALS
      10,750  CYPRUS AMAX MINERALS CO                         142,437.50


                           TOTAL METALS AND MINING         $4,503,513.01


   COLLECTIBLES & PRECIOUS MATERIALS                0.13%

                   GOLD-DIAMOND-GEMS

      28,800  FREEPORT-MCMORAN COPPER-B                       437,400.00

           TOTAL COLLECTIBLES & PRECIOUS MATERIALS           $437,400.00


   OIL-ENERGY                                       3.48%

                   OIL & GAS PRODUCERS

       1,700  AMERADA HESS CORP                                92,331.25
       9,500  AMOCO CORP                                      395,437.50

       1,300  APACHE CORP                                      40,950.00
      13,400  COASTAL CORP                                    935,487.50
       6,100  HELMERICH & PAYNE INC.                          135,725.00

         700  MCDERMOTT INTL INC                               24,106.25
       8,500  OCCIDENTAL PETROLEUM                            229,500.00
       8,400  ROWAN COS INC                                   163,275.00

      26,487  UNION PACIFIC RESOURCES                         465,177.94

                   NATURAL RESOURCES

       1,000  DRESSER INDUS INC                                44,062.50
       5,400  KERR MCGEE CORP                                 312,525.00
      25,800  WILLIAMS COS INC-DEL                            870,750.00




                   OIL EQUIPMENT, WELLS & SVCS

       9,000  ASHLAND, INC                                    464,625.00
      31,400  HALLIBURTON CO                                1,399,262.50
       6,200  WESTERN ATLAS INC                               526,225.00


                   OIL - DOMESTIC
       2,412  BURLINGTON RESOURCES INC                        103,866.75

       8,600  PHILLIPS PETE CO                                414,412.50
       1,900  UNOCAL CORP                                      67,925.00

                   OIL - INTERNATIONAL

       1,800  CHEVRON CORP                                    149,512.50
      34,100  EXXON CORP.                                   2,431,756.25

      13,200  MOBIL CORP                                    1,011,450.00
       8,300  ORYX ENERGY COMPANY                             183,637.50
      14,500  SUN CO INC                                      562,781.25

      12,700  TEXACO INC                                      758,031.25

                                  TOTAL OIL-ENERGY        $11,782,813.44


   RETAIL                                           8.50%

                   DEPARTMENT STORES

      12,500  CVS CORP                                        486,718.75
      25,800  DAYTON HUDSON CORP                            1,251,300.00

      20,900  DILLARDS INCORPORATED                           866,043.75
      11,400  HARCOURT GENERAL INC                            678,300.00
      38,500  K MART                                          741,125.00

      14,200  PENNEY JC INC                                 1,026,837.50
       4,000  SEARS ROEBUCK & CO                              244,250.00
     146,100  WAL MART STORES INC                           8,875,575.00


                   GROCERY
         900  ALBERTSON'S INC                                  46,631.25

       9,800  GIANT FOOD INC                                  422,012.50
       4,300  GREAT ATLANTIC & PAC TEA                        142,168.75
      42,700  KROGER CO                                     1,830,762.50


                   OTHER RETAIL
       8,567  COSTCO COMPANIES INC                            540,256.44

       6,100  LONGS DRUG STORES CORP                          176,137.50
      68,800  LOWES COS INC                                 2,790,700.00
      17,800  PEP BOYS-MAN, MO, JACK                          337,087.50

       5,200  RITE AID CORP                                   195,325.00

                   SPORTING GOODS

       5,500  RUSSELL CORP                                    166,031.25

                   APPAREL

      73,600  GAP INC                                       4,535,600.00
      12,800  NORDSTROM INC                                   988,800.00

                   MISCELLANEOUS

      38,300  TYCO INTERNATIONAL LTD                        2,412,900.00


                                      TOTAL RETAIL        $28,754,562.69

   UTILITIES                                        5.27%




                   ELECTRIC

       5,200  AMEREN CORP                                     206,700.00
       1,500  AMERICAN ELEC PWR INC                            68,062.50
       4,600  BALTIMORE GAS & ELEC                            142,887.50

         400  CENTRAL & SOUTH WEST CORP                        10,750.00
       7,621  CINERGY CORP                                    266,735.00
       2,800  DOMINION RES INC-VA                             114,100.00

       6,309  DUKE POWER CO                                   373,808.25
         800  ENTERGY CORP NEW                                 23,000.00
       4,400  FPL GROUP INC                                   277,200.00

       5,300  GPU INC                                         200,406.25
       4,245  HOUSTON INDS INC                                131,064.38
         900  NIAGARA MOHAWK PWR                               13,443.75

       2,800  NORTHERN STS PWR CO                              80,150.00
      10,400  PACIFICORP                                      235,300.00
       5,100  PECO ENERGY                                     148,856.25

      37,000  PG&E CORP                                     1,167,812.50
      35,900  PP&L RESOURCES INC                              814,481.25
      22,674  SBC COMMUNICATIONS INC                          906,960.00

       7,100  SOUTHERN CO                                     196,581.25
         700  UNICOM CORP                                      24,543.75

                   GAS

       1,800  COLUMBIA GAS SYS INC                            100,125.00
      10,500  ENRON CORP                                      567,656.25

      19,800  SONAT INC                                       764,775.00
       7,190  TEXAS UTILITIES CO                              299,283.75

                   TELEPHONE

      65,700  A T & T                                       3,753,112.50
      12,100  ALLTEL CORP                                     562,650.00

       2,590  BELL ATLANTIC CORP                              118,168.75
       9,400  BELLSOUTH CORP                                  630,975.00
      13,800  FRONTIER CORP                                   434,700.00

      32,300  GTE CORP                                      1,796,687.50
      15,700  SPRINT CORP                                   1,106,850.00
       3,860  US WEST INC (NEW)                               181,443.12


                   WASTE DESPOSAL
       4,400  BROWNING FERRIS IND                             152,900.00

      42,200  WASTE MANAGEMENT INC                          1,477,000.00

                   MISCELLANEOUS

      16,391  SEMPRA ENERGY                                   454,861.91

                                   TOTAL UTILITIES        $17,804,031.41


   MISCELLANEOUS                                   12.86%

                   BROADCAST/COMMUNICATIONS

      31,100  CBS CORP                                        987,425.00
      28,400  COMCAST CORP CL A SPL                         1,152,862.50

         200  GANNETT CO., INC                                 14,212.50
       9,100  MOTOROLA INC                                    478,318.75
      46,330  TELE COMM. INC CL A                           1,780,809.38

      77,800  VIACOM INC CL B NON VTG                       4,531,850.00

                   BUSINESS SERVICES

      14,100  AUTODESK INC                                    544,612.50


       3,700  AUTOMATIC DATA PROC                             269,637.50
      25,100  BLOCK H&R INC                                 1,057,337.50

      13,018  CENDANT CORP                                    271,750.75
      31,500  DONNELLEY RR & SONS                           1,441,125.00
      17,100  DOW JONES & CO                                  953,325.00

     128,000  E M C CORP                                    5,736,000.00
      77,400  FIRST DATA CORP                               2,578,387.50
      15,200  GRAINGER W W INC                                757,150.00

      19,250  INTERPUBLIC GROUP COS                         1,168,234.38
      16,500  OMNICOM GROUP INC                               822,937.50
      17,700  SCIENTIFIC-ATLANTA                              449,137.50

      35,700  SERVICE CORP INTL                             1,530,637.50
      61,900  THREE COM CORP                                1,899,556.25

                   FOOD SERVICE

       1,900  MCDONALDS CORP                                  131,100.00
      56,300  PHILLIP MORRIS CO INC                         2,216,812.50

       1,790  TRICON GLOBAL RESTAURANTS                        56,720.63
      25,300  WENDYS INTL INC                                 594,550.00

                   HOTEL & MOTEL

      26,700  HILTON HOTELS CORP                              760,950.00
      26,700  MARRIOTT INTL CL A                              864,412.50


                   HOUSING
       7,000  PULTE CORP                                      209,125.00


                   MED SERV & SUPPLIES
       1,800  BIOMET INC                                       59,512.50

      30,600  HEALTHSOUTH CORPORATION                         816,637.50
      34,400  HUMANA INC                                    1,072,850.00
       9,200  MANOR CARE INC                                  353,625.00

       8,600  MEDTRONIC INC                                   548,250.00
       3,300  SHARED MEDICAL SYS CORP                         242,343.75
      12,650  ST. JUDE MED INC.                               465,678.13


                   REAL ESTATE
       9,700  CENTEX CORP                                     366,175.00


                   TRANSPORTATION
       2,854  BURLINGTON NRTHN SANTA FE                       280,227.13

         300  CSX CORP                                         13,650.00
      12,500  DELTA AIR LINES INC                           1,615,625.00
      16,940  FDX CORP                                      1,062,985.00

       2,900  FLEETWOOD ENTERPRISES                           116,000.00
      11,900  NORFOLK SOUTHERN CORP                           354,768.75
       1,390  PACCAR INC                                       72,627.50

       9,500  RYDER SYSTEMS INC                               299,843.75
       7,400  SOUTHWEST AIRLINES CO                           219,225.00
       3,500  U S AIR GROUP                                   277,375.00

       3,700  UNION PACIFIC CORP                              163,262.50

                   MISCELLANEOUS

       1,300  MALLINCKRODT (NEW)                               38,593.75
         600  SCHLUMBERGER                                     40,987.50
       8,300  WARNER-LAMBERT                                  575,812.50


                   TELECOMMUNICATIONS
      10,000  360 COMMUNICATIONS CO                           320,000.00

       5,700  AMERITECH CORP NEW                              255,787.50

      13,400  HARRIS CORP-DEL                                 598,812.50


                               TOTAL MISCELLANEOUS        $43,489,632.90

                                                    0.22%



      20,800  CONSOLIDATED STORES INC                         754,000.00


                                            TOTAL            $754,000.00


   UTILITIES                                        0.02%

                   ELECTRIC

       1,400  DTE ENERGY COMPANY                               56,525.00

                                   TOTAL UTILITIES            $56,525.00


                                     TOTAL COMMON STOCK         $337,667,199.79

OTHER

                                                    0.14%


                   CASH EQUIVALENTS
     464,181  AIM SHORT TERM INV SER 2                        464,180.90


                                            TOTAL            $464,180.90


                                            TOTAL OTHER             $464,180.90


              TOTAL INVESTMENTS -                100.00%        $338,131,380.69
              (cost $160,849,908)


              See accompanying notes